

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 14, 2016

Chan Wai Lun
Chief Executive Officer
Starlight Supply Chain Management Company
Room 805-806, Xinghe Century Towers A
Caitian Road No. 3069
Shenzhen City, Futian District, People's Republic of China

> **Re:** **Starlight Supply Chain Management Company**
> **Form 8-K**
> **Filed November 21, 2016**
> **File No. 333-197291**

Dear Mr. Chan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Provide us with copies of any industry analysis and statistics upon which you rely. Please highlight the specific portions that you are relying upon so that we can reference them easily.

Business, page 4

2. We note your disclosure that the services of Sing Kong Supply Chain Management Company Limited have principally involved sourcing and delivering raw materials, such as minerals and glass, and that you expect to serve customers who are seeking metals such as copper, aluminum, and zinc. Please expand your disclosure to include your sources, availability, and the names of principal suppliers of these raw materials. Please refer to Item 101(h)(4) of Regulation S-K.

Principal Products or Services, page 5

3. We note your disclosure that you anticipate being able to assist future customers in obtaining financing due to a recent agreement with China Postal Bank. If this is a material contract, please file the agreement with China Postal Bank as an exhibit.

Risk Factors, page 13

We envision a period of rapid growth that may impose a significant burden on our administrative and operational resources which, if not effectively managed, could impair our growth, page 14

4. Please expand on your basis for the statement that you envision a period of rapid growth.

Management's Discussion and Analysis or Plan of Operations, page 27

5. Please expand your discussion to include information about whether you expect your current financial level to increase or decrease. Additionally, tell us if you expect any material historical income or loss to change.

Liquidity and Capital Resources, page 30

6. Disclose whether you believe your cash and cash generated from operations will satisfy your anticipated short-term and long-term working capital needs.

Security Ownership of Certain Beneficial Owners and Management, page 31

7. Please furnish the address of any person who is known to you to be the beneficial owner of more than five percent of any class of your voting securities. Refer to Item 403 of Regulation S-K.

Market Price of and Dividends on Common Equity and Related Stockholder Matters, page 37

8. In consideration of your 2016 Omnibus Incentive Plan, please provide all information required by Item 201 of Regulation S-K, including information regarding securities authorized for issuance under equity compensation plans in the appropriate tabular format.

Exhibit 99.1

Age of Financial Statements

9. Please update the financial statements and other information in the filing to include the interim period ended October 31, 2016.

Notes to Financial Statements

Summary of Significant Accounting Policies

10. We note your disclosure that you have developed a proprietary SCM online software system presently used by approximately seven of your customers. Please expand your disclosure to discuss the accounting for this software. In your response, tell us how software development costs are accounted for, if material, and tell us the related guidance you use for recording these costs. Refer to ASC 350-40 and ASC 985.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Senior Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney Adviser, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Henry F. Schlueter, Esq.
        Schlueter & Associates, P.C.